SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )

Varonis Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922280 10 2

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922280 10 2

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 647,828
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 647,828
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,828
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 922280 10 2

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons PEG Direct Venture Capital Institutional Investors IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 614,140
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 614,140
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 614,140
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922280 10 2

1.	Names of Reporting Persons PEG Venture Capital Institutional Offshore Investors IV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,590
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,590
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons 522 Fifth Avenue Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,098
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,098
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,098
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

	(a)	Name of Issuer: Varonis Systems, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 1250 Broadway, 29th Floor New York, New York 10001

Item 2.

(a)

Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Digital Growth Fund L.P. (“DGF”); PEG Direct Venture Capital Institutional Investors IV LLC (“PEG IV”); PEG Venture Capital Institutional Offshore Investors IV L.P. (“PEG IV Offshore”) and 522 Fifth Avenue Fund, L.P. (“522” and together with JPMIM, DGF, PEG IV and PEG IV Offshore, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 320 Park Avenue New York, New York 10022

	(c)	Citizenship: For each Reporting Persons, Delaware.

	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”)

	(e)	CUSIP Number: 922280 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 25,758,080 shares of Common Stock outstanding on November 4, 2015, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

The shares of Common Stock to which JPMIM has shared voting or dispositive power consists of (i) 614,140 shares held by PEG IV; (ii) 25,590 shares held by PEG IV Offshore and (iii) 8,098 shares held by 522. JPMIM serves as the investment advisor to each of PEG IV, PEG IV Offshore and 522.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 22, 2016

J.P. MORGAN INVESTMENT MANAGEMENT INC.		522 FIFTH AVENUE FUND, L.P. By: J.P. Morgan Investment Management Inc.,
By:	/s/ Charles J. Willis, Jr.	its investment advisor
Name: Charles J. Willis, Jr.
Title: Vice President

J.P. MORGAN DIGITAL GROWTH FUND L.P.		By:	/s/ Charles J. Willis, Jr.
Name: Charles J. Willis, Jr.
By: J.P. Morgan Investment Management Inc., its investment advisor		Title: Vice President

By:	/s/ Charles J. Willis, Jr.
Name: Charles J. Willis, Jr.
Title: Vice President

PEG DIRECT VENTURE CAPITAL INSTITUTIONAL INVESTORS IV LLC

By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Charles J. Willis, Jr.
Name: Charles J. Willis, Jr.
Title: Vice President

PEG VENTURE CAPITAL INSTITUTIONAL OFFSHORE INVESTORS IV L.P.

By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Charles J. Willis, Jr.
Name: Charles J. Willis, Jr.
Title: Vice President